Exhibit 99.1

Concordia Healthcare Announces Second Quarter 2015 Results

- Newly acquired Covis assets drive top line and EBITDA2 in the second quarter -

Second Quarter 2015 Highlights

•	The Company completed its acquisition of substantially all of the commercial assets of privately held Covis Pharma S.à.r.l and Covis Injectables, S.à.r.l (together “Covis”) for $1.2 billion. The acquired Covis portfolio consists of 12 branded products, 5 authorized generic products and a product distributed by a third party in Australia. The Company paid for the assets through a mix of term loans, bonds and equity as disclosed in prior press releases.

•	Revenue increase of 198% to $77.5 million compared to the second quarter of 2014.

•	Adjusted EBITDA[3] of $55.5 million, up 346% versus the same period in 2014.

•	Strong cash position of $140 million.

•	Concordia’s common shares began trading on the NASDAQ Global Select Market® (“NASDAQ”) under the symbol CXRX on June 29.

•	Concordia’s Board of Directors approve a $0.075 quarterly dividend per common share.

First Six Months 2015 Highlights

•	Revenue increase of 166% to $114 million compared to the same period in 2014.

•	Adjusted EBITDA[3] of $75.1 million, up 309% versus the same period in 2014.

TORONTO, ONT. – August 13, 2015 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR) today announced its financial and operational results for the three and six months ended June 30, 2015. All financial references are in U.S. dollars unless otherwise noted.

“We are on track to achieving our targets, and have already exceeded our 2014 EBITDA levels within the first six months of this year. Our newly acquired Covis assets delivered impressive results this quarter, contributing almost $40 million to our top line with approximately ten weeks of consolidated sales,” said Mark Thompson, Chairman and Chief Executive Officer of Concordia. “We believe these high-margin, branded pharmaceuticals and authorized generics, which address life threatening and other serious medical conditions, have room for continued growth. We are also encouraged by Donnatal®’s performance in the second quarter, which demonstrates the effectiveness of our field force.”

Financial Results Overview

(in US$ 000) except per share amounts	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Revenue	$77,514	$26,053	$113,949	$42,863
Gross profit	$70,709	$21,499	$102,799	$34,455
Operating income	$25,543	$2,151	$36,527	$6,510
Net income (loss)	$(555)	$(827)	$5,113	$(2,663)
Earnings (loss) per share basic	$(0.02)	$(0.03)	$0.17	$(0.12)
Earnings (loss) per share diluted	$(0.02)	$(0.03)	$0.16	$(0.12)
Adjusted earnings per share[1]	$1.04	$0.38	$1.61	$0.54
EBITDA[2]	$37,158	$1,651	$57,227	$5,197
Adjusted EBITDA[3]	$55,482	$12,441	$75,062	$18,344
Cash	$140,207	$32,708	$140,207	$32,708

Consolidated Financial Results

The Company’s revenue was $77.5 million for the three months ended June 30, 2015, while gross profit for the same period was $70.7 million. This represented a respective increase of 198% and 229% over the second quarter in 2014. Revenue and gross profit for the six-month period amounted to $113.9 million and $102.8 million, respectively, up 165.8% and 198.4% over the previous year.

On a consolidated basis, the Company recorded a gross margin of 91.2% for the quarter versus 82.5% the previous year, primarily driven by the strong performance of its Legacy Pharmaceuticals Division during the period. Gross margin for the six-month period was 90.2%, compared to 80.4% in 2014.

Overall, operating income was $25.5 million for the quarter and $36.5 million for the first six months of 2015, a significant increase over 2014 where operating income was $2.2 million and $6.5 million respectively.

Operating expenses were $45.2 million for the three months ended June 30, 2015 and $66.3 million for the six months ended June 30, 2015. This compared to $19.3 million and $27.9 million for the three- and six-month periods in 2014, respectively. The main drivers of the increase in operating expenses included investments in infrastructure to support commercial growth, sales and marketing costs related to the acquired Legacy portfolios, and related acquisition and restructuring costs.

The second quarter recorded a net loss of $0.6 million versus a loss of $0.8 million in 2014, negatively impacted by a one-time tax charge of $3.6 million. Net Income for the first six months was $5.1 million, up from a net loss of $2.7 million the prior year.

Adjusted EBITDA3, management’s key metric in assessing the Company’s underlying operating performance and cash flow, was $55.5 million for the second quarter, an increase of 346% over 2014.

Net cash provided/(used) by operating activities was $25.2 million for the six months ended June 30, 2015 and ($9.4) million for the same period in 2014. As at June 30, 2015, the Company held cash of $140.2 million and had an additional $125.0 million available from its revolving facility.

Divisional Financial Results

Concordia is an integrated healthcare company with three operating segments: Concordia’s Legacy Pharmaceuticals Division, its Orphan Drugs Division, and its Specialty Healthcare Distribution Division (SHD Division).

Legacy Pharmaceuticals Division

Legacy Pharmaceuticals Division revenue for the three months ended June 30, 2015 was $72.4 million, compared to $19.5 million in the same quarter of 2014, an increase of 270%. The addition of the portfolio acquired from Covis on April 21, 2015 drove an increase in revenue of approximately $38.7 million. The remainder of the increase over the prior year was driven by the addition of Donnatal® and Zonegran®, partially offset by declines in Kapvay®, Orapred® and Ulesfia®. The second quarter of 2014 included a half quarter of Donnatal® revenue. Zonegran® was acquired at the end of the third quarter of 2014.

Legacy Pharmaceuticals Division revenue for the six months ended June 30, 2015 was $103.5 million, compared to $28.9 million during the same period in the prior year, an increase of 259%. As detailed above, the additions of the Covis portfolio, Donnatal®, and Zonegran® drove the increase in revenue over the corresponding period in the prior year. The increase was partially offset by revenue declines in Kapvay®, Orapred® and Ulesfia®.

Gross profit for the Legacy Pharmaceuticals Division for the three and six months ended June 30, 2015 was $66.7 million and $94.4 million, respectively, compared to $15.5 million and $22.6 million for the same periods in 2014. The increases over the prior year were primarily due to sales growth in the division, with the acquisition of the Covis portfolio accounting for the majority of the increase.

Cost of sales for the three and six months ended June 30, 2015 were $5.7 million and $9.0 million, respectively, and reflect the costs of active pharmaceutical ingredients, excipients, packaging, freight costs and royalties.

Legacy Pharmaceuticals Division gross margin for the quarter was 92.2% compared with 79.5% in the same quarter of 2014. The increase in gross margin percentage was primarily due to a more favourable product mix driven by the additions of Donnatal®, Zonegran® and the portfolio acquired from Covis. Gross margin for the six months ended June 30, 2015 was 91.3% compared to 78.5% for the same period in 2014, and reflects the growth in the business via acquisitions as described above.

Orphan Drugs Division

Orphan Drugs Division revenue for the three months ended June 30, 2015 was $2.8 million, compared to $0.8 million during the same quarter of the prior year. Revenue for the Orphan Drugs Division represents the sales of Photofrin®, Ethyol®, lasers and fibers. In the second quarter of 2014, Orphan Drugs Division revenue was negatively impacted by a reduction in end-user inventory of Photofrin® as hospitals continued to optimize inventory holdings, and by a product expiry issue, which required the Company to replace certain channel inventory at no cost. This one-time impact was not repeated in the second quarter of 2015.

Orphan Drugs Division revenue for the six months ended June 30, 2015 was $5.9 million, compared to $4.3 million during the same period of the prior year, an increase of 35%. The increase over the prior year is primarily driven by the inventory and product expiry issue described above, partially offset by slightly lower Photofrin® sales in the U.S. in the first quarter of 2015 as compared to in 2014.

Cost of sales for the second quarter was $0.6 million, compared to a credit of $0.4 million in the same period of the prior year. For the six months ended June 30, 2015, cost of sales was $1.1 million compared to $0.3 million in 2014. Cost of sales for the second quarter of 2014 represented a recovery of $0.4 million after accounting for the reversal of a take or pay provision of $0.6 million, which the Company did not have an obligation to pay.

Gross profits were $2.2 million and $1.2 million for the second quarters of 2015 and 2014, respectively, and $4.8 million and $4.1 million for the respective six month periods in 2015 and 2014. Gross margin was 77.6% for the quarter and 81.1% for the first six months of 2015, compared to 93.2% for the first half of 2014. As described above, the 2014 gross margins for the Orphan Drugs Division benefited from the reversal of the take-or-pay provision during the second quarter.

Concordia also announced today a change in management of its subsidiary Pinnacle Biologics, Inc. (“Pinnacle”), which markets Photofrin® in the United States. Andy Hoyt, Vice-President of Finance, will assume the duties of General Manager with responsibility for all day-to-day operations of Pinnacle. Dr. Amit Suri, Concordia’s Medical Director, will assume responsibility for all Medical Affairs at Pinnacle, including clinical trial and development related activities. Robert Altman, formerly President of Pinnacle, will be leaving the Company. Concordia thanks Robert for his many contributions and wishes him much success in his future endeavours.

Specialty Healthcare Distribution Division

Net revenues for the SHD Division declined by 60% from $5.7 million in the second quarter of 2014 to $2.3 million in the second quarter of 2015. SHD Division revenues for the six months of 2015 declined by 52% from $9.7 million in 2014 to $4.6 million in 2015. The decline in SHD Division revenue and gross profit is primarily attributable to changes by two of the Pharmacy Benefit Managers (“PBMs”) that the Company contracts with whereby the PBMs removed certain generic diabetic testing products that had been supplied by the Company to its patient base from their formularies. The resulting loss in revenue negatively impacted the performance of the SHD Division in the first and second quarters of 2015. Sequential quarterly revenue in 2015 has been consistent at $2.3 million. The SHD Division has instituted and is evaluating a number of initiatives to recover the loss of revenue from the formulary changes being implemented by the PBMs, which include expanded product offerings, increasing the portfolio of products offered to the Company’s existing patient base, and increasing relationships with PBMs to gain access to more patients.

Costs of sales for the three months ended June 30, 2015 and 2014 were $0.5 million and $1.0 million, respectively, and related to the cost of products, warehousing and freight. Cost of sales for the six months ended June 30, 2015 and 2014 were $1.0 million and $1.9 million, respectively.

Gross profits were $1.8 million and $4.8 million for second quarter of 2015 and 2014, respectively. Gross margins declined from 83.3% in 2014 to 77.4% in the current quarter. For the first six months of 2015 and 2014, gross profits were $3.6 million and $7.8 million, respectively. Gross margin declined from 80.3% in 2014 to 78.1% in 2015. The decline in margins was primarily driven by product mix and a lower absorption of non-variable costs given the decline in revenue over the prior year.

Other

As at June 30, 2015 and August 13, 2015, the Company had, respectively, 33,876,115 and 34,097,903 common shares issued and outstanding. As at June 30, 2015 and August 13, 2015, there were, respectively, 1,754,000 and 1,539,000 options outstanding that entitle the holders thereof to purchase one common share per option of the Company.

As at June 30, 2015 and August 13, 2015, the Company had, respectively, 241,787 and 236,126 unvested RSUs outstanding. Each RSU can be settled either in cash or shares issued from treasury or a combination of cash and shares issued from treasury at the sole discretion of the Company.

Concordia’s Board of Directors approved a $0.075 dividend per common share for the quarter, with a record date of October 15, 2015. Declarations and payments will be made in U.S. dollars, and distribution of proceeds is expected on October 30, 2015. All future dividends will be subject to quarterly financial review and board approval.

Conference Call Notification

Management will host a conference call to discuss the second quarter 2015 results on Friday, August 14, 2015 at 8:30 am ET. Following management’s presentation, there will be a question-and-answer session. To participate in the conference call, please dial 1-888-231-8191 or 1-647-427-7450.

A digital conference call replay will be available until midnight on August 29, 2015 (ET) by calling 1-416-849-0833 or 1-855-859-2056. Please enter the password 94578329 when instructed. A webcast will be available by accessing a link through the Events section at visit www.concordiarx.com, or by using the following link:

http://event.on24.com/r.htm?e=1028822&s=1&k=FE8E5E6629D5B5CFD275FA284F328C7A

About Concordia

Concordia is a diverse healthcare company focused on legacy pharmaceutical products and orphan drugs. Concordia’s legacy pharmaceutical division, Concordia Pharmaceuticals Inc., consists of a portfolio of branded products and authorized generic contracts, including branded products such as Nilandron®, for the treatment of metastatic prostate cancer; Dibenzyline®, for the treatment of pheochromocytoma; Lanoxin®, for the treatment of mild-to-moderate heart failure and atrial fibrillation; Plaquenil®, for the treatment of lupus and rheumatoid arthritis, Donnatal® for the treatment of irritable bowel syndrome and Zonegran® (zonisamide) for treatment of partial seizures in adults with epilepsy. Concordia’s orphan drugs division, Concordia Laboratories Inc., owns Photofrin®. Photofrin® is marketed by Pinnacle Biologics, Inc. in the United States.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Roanoke, Virginia and has a Specialty Healthcare Distribution (SHD) Division that operates out of Kansas City, Missouri. Pinnacle is located in Chicago, Illinois.

Non-IFRS Measures

This press release makes reference to certain measures that are not recognized measures under International Financial Reporting Standards (“IFRS”). These non-IFRS measures do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA and adjusted earnings per share to provide a supplemental measure of operating performance and thus highlight trends in the core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements. Readers are cautioned that the non-IFRS measures contained herein may not be appropriate for any other purpose.

1As used herein, adjusted earnings per share is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for one-time charges including costs associated with acquisitions and the Company’s listing on the TSX and NASDAQ, non-recurring gains, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of contingent consideration, realized / unrealized gains / losses related to foreign exchange revaluation, depreciation, amortization, accelerated interest accretion expense, the tax impact of the above items and one-time tax expenses associated with one-time gains.

2As used herein, EBITDA is defined as net income adjusted for net interest expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.

3As used herein, Adjusted EBITDA is defined as EBITDA adjusted for one-time charges including acquisitions costs and costs associated with the Company’s listing on the TSX and NASDAQ, non-recurring gains, non-cash items such as unrealized gains / losses on derivative instruments, change in fair value of contingent consideration, impairment loss, other income expenses, share-based compensation and realized / unrealized gains/losses related to foreign exchange revaluation. Management uses Adjusted EBITDA as a key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

2,3 The table below sets forth the reconciliation of net income to EBITDA and to Adjusted EBITDA for the three and six months ended June 30, 2015 and 2014:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Net Income	$(555)	$(827)	$5,113	$(2,663)

Interest and accretion expense	19,012	1,442	27,653	6,147
Income Taxes	3,574	440	4,073	503
Depreciation expense	72	16	128	50
Amortization of intangible assets	15,055	580	20,260	1,160

EBITDA	$37,158	$1,651	$57,227	$5,197

Acquisiton, restructuring and other	10,118	8,314	12,556	8,488
Share based compensation	4,120	1,380	5,017	2,136
Change in fair value of contingent consideration	(4,942)	983	(6,224)	1,550
Impairment loss	668	—	668	—
Exchange listing expenses	574	—	574	—
Foreign exchange loss	127	—	(282)	865
Fair value loss on foreign exchange forward contract	7,675	—	5,126	—
Other expense	(16)	113	400	108

Adjusted EBITDA	$55,482	$12,441	$75,062	$18,344

Notice regarding forward-looking statements:

This press release includes forward-looking statements and forward-looking information (collectively, “forward-looking statements”) regarding Concordia and its business, which may include, but are not limited to, the impact of the acquisition of pharmaceutical products on Concordia’s financial performance (including with respect to revenue to its revenue, margins and cash flows), the performance of Concordia’s products, the ability to integrate new products into Concordia’s existing infrastructure, the revenue-generating capabilities and/or potential of Concordia’s assets, Concordia’s financial strength, the ability of Concordia’s products and/or business divisions to generate a stable revenue stream for the development of products and/or acquisition opportunities, the continued and/or expected profitability of Concordia’s products and/or services, the sales and/or demand for Concordia’s products, the impact of physician targeting and/or promotional strategies on demands and/or prescriptions for Concordia’s products, the payment of dividends in respect of Concordia’s common shares, increased exposure for Concordia to a broader range of potential investors, Concordia’s growth and/or the growth of its products, the expansion into new indications for Concordia’s existing and/or future products, the acquisition of additional products and/or assets (including orphan drugs and legacy products), the ability to obtain necessary approvals, the ability to expand existing sales of Concordia’s products in certain markets, market opportunities for Concordia’s products, and other factors. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to the use of Concordia’s products to treat certain diseases, the pharmaceutical industry, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, risks relating to the markets in which Concordia operates and/or distributes its products, possible failure to realize the anticipated benefits of acquisitions, risks associated with the integration of assets into Concordia’s business, increased indebtedness, the fact that historical financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition of pharmaceutical products, the inability to complete acquisitions, the equity markets generally, risks associated with growth and competition, general economic and stock market conditions and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

For more information, please visit www.concordiarx.com or contact:

Marija Mandic

Concordia Healthcare Corp.

905-842-5150 x 240

mmandic@concordiarx.com

Adam Peeler

NATIONAL Equicom

416-815-0700 x 225

apeeler@tmxequicom.com